
April 5, 2011

Mr. Peter Riehl
Chief Executive Officer
Stellar Pharmaceuticals, Inc.
544 Egerton
St London, Ontario, Canada N58 3Z8

>   **Re: Stellar Pharmaceuticals, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed March 30, 2010**
>   **File No. 000-31198**

Dear Mr. Riehl:

    We have completed our review of the above referenced filing and have no further comments at this time.

                    Sincerely,

                    Melissa N. Rocha
                    Branch Chief